UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29344/ July 21, 2010

In the Matter of	:
	:
LAZARD GLOBAL TOTAL RETURN AND INCOME FUND, INC.	:
LAZARD WORLD DIVIDEND & INCOME FUND, INC.	:
LAZARD ASSET MANAGEMENT LLC	:
	:
	:
30 Rockefeller Plaza	:
New York, New York 10112-6300	:
Contact: Brian D. Simon, Esq.	:
	:
	:
(812-13218-02)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Lazard Global Total Return and Income Fund, Inc., Lazard World Dividend & Income Fund,
Inc. and Lazard Asset Management LLC filed an application on July 25, 2005 and amendments
to the application on July 15, 2009, September 3, 2009, May 5, 2010 and June 8, 2010,
requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an
exemption from section 19(b) of the Act and rule 19b-1 under the Act. The order permits certain
registered closed-end management investment companies to make periodic distributions of long-
term capital gains with respect to their outstanding common stock as frequently as monthly in
any taxable year, and as frequently as distributions are specified by or in accordance with the
terms of such investment companies' preferred stock.

On June 24, 2010, a notice of the filing of the application was issued (Investment Company Act
Release No. 29331). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Lazard Global Total Return and Income Fund, Inc., Lazard World Dividend & Income Fund, Inc. and Lazard Asset Management LLC (File No. 812-13218-02) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary